EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 30, 2012		December 29, 2013		December 28, 2014		January 3, 2016		January 1, 2017
Income before provision for income taxes	$181,187		$225,099		$258,623		$306,215		$344,658
Fixed charges	113,483		101,047		99,951		113,717		125,388

Earnings as defined	$294,670		$326,146		$358,574		$419,932		$470,046

Fixed charges (1):
Interest expense	$101,448		$88,872		$86,881		$99,537		$110,069
Portion of rental expense representative of interest	12,035		12,175		13,070		14,180		15,319

Total fixed charges	$113,483		$101,047		$99,951		$113,717		$125,388

Ratio of earnings to fixed charges	2.6	x	3.2	x	3.6	x	3.7	x	3.7	x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).